
GRASIM
ADITYA BIRLA GROUP

082-03322


09047166

October 1, 2009

BY AIR MAIL

Securities & Exchange Commission
Division of Corporate Finance
450, Fifth Street
Washington DC 20459, USA

SUPPL

Dear Sirs,

This is to inform you that a meeting of the Board of Directors of Grasim Industries Limited has been convened on Saturday, October 03, 2009, to consider *inter alia* a proposal for the restructuring of its business.

We shall inform you of the decision of the Board after conclusion of the meeting in due course.

Thanking you,

Yours faithfully,

Ashok Malu
Company Secretary

GRASIM INDUSTRIES LIMITED
(Corporate Finance Division)
Aditya Birla Centre, 'A' Wing, 2nd Floor, S.K. Ahire Marg, Worli, Mumbai 400 030.
Tel. 91-22-6652 5000 / 2499 5000 • Fax 91-22-6652 5114 / 2499 5114 • Email : grasimcfd@adityabirla.com
Registered Office : P.O. Birlagram, Nagda - 456 331 (M.P.)


GRASIM
ADITYA BIRLA GROUP

October 1, 2009

BY AIR MAIL

Securities & Exchange Commission
Division of Corporate Finance
450, Fifth Street
Washington DC 20459, USA

Dear Sir,

This is to inform you that Samruddhi Cement Limited has been incorporated as a wholly owned subsidiary of Samruddhi Swastik Trading & Investment Ltd. (Samruddhi Swastik).

Samruddhi Swastik is a wholly owned subsidiary of Grasim and as such Samruddhi Cement has also become a subsidiary of Grasim.

Thanking you,

Yours faithfully,

Ashok Malu
Company Secretary

GRASIM INDUSTRIES LIMITED
(Corporate Finance Division)
Aditya Birla Centre, 'A' Wing, 2nd Floor, S.K. Ahire Marg, Worli, Mumbai 400 030.
Tel. 91-22-6652 5000 / 2499 5000 • Fax 91-22-6652 5114 / 2499 5114 • Email : grasimcfd@adityabirla.com
Registered Office : P.O. Birlagram, Nagda - 456 331 (M.P.)



October 3, 2009

Bombay Stock Exchange Limited
Department of Corporate Services
1st Floor, New Trading Ring,
Rotunda Building, P J Towers, Dalal Street,
Fort, Mumbai - 400 001
Fax: 022-22723121/ 3719/ 2037/ 2039/ 2041/ 2061
Email: corp.relations@bseindia.com

The Secretary
National Stock Exchange of India Ltd.
Exchange Plaza
Bandra-Kurla Complex, Bandra (East)
Mumbai - 400 051
Fax: 022-26598237/8238 and 26598347/48
Email: cmlist@nse.co.in

Dear Sir,

Sub: Presentation on demerger of Cement business

This is further to our letter and email of date in the matter of demerger of Cement business of the Company to Samruddhi Cement Limited, a wholly owned subsidiary of the Company.

In this connection, please find enclosed a copy of the Presentation on the subject,, which will be presented to our investors and also posted on our website.

Thanking you,

Yours faithfully,

Ashok Malu
Company Secretary

encl: as above

Cc: **Luxembourg Stock Exchange**
Market & Surveillance Dept.,
P.O. Box 165, L-2011 Luxembourg,
Grand Duchy of Luxembourg,
Europe
Fax: 00352477936269

BY AIR MAIL

Securities & Exchange Commission
Division of Corporate Finance
450, Fifth Street
Washington DC 20459, USA

BY AIR MAIL

GRASIM INDUSTRIES LIMITED
(Corporate Finance Division)
Aditya Birla Centre, 'A' Wing, 2nd Floor, S. K. Ahire Marg, Worli, Mumbai - 400 030.
Tel. : 91-22-6652 5000 / 2499 5000 • Fax : 91-22-6652 5114 / 2499 5114 • Email : grasimcfd@adityabirla.com

Grasim Industries Limited


GRASIM
ADITYA BIRLA GROUP

Investor Presentation

October 3, 2009

Current Structure

Grasim Today – A Combination of Two Global Scale Businesses


Grasim
Cement Business
Cement Division
Grey Cement
White Cement
RMC
UltraTech
Grey Cement
RMC
54.8%
100.0%
VSF & Allied Chemicals Divisions
Fibre & Pulp (India)
JV in Canada & Plantation at Laos
Textiles
Grasim Bhiwani Textiles

- Largest cement company[1] in India, the second largest cement market in the world
- ~19%[2] market share in India
- Capacity expected to reach 49 mtpa this year
- "UltraTech" pre-eminent cement brand across the country
- Business poised for accelerated growth

- Grasim is one of the largest VSF companies in the world with a 10% global market share and the only Indian manufacturer
- Integrated operations with captive raw materials - Pulp (75%) & Caustic Soda (100%)
- Two JVs in Canada for pulp and one in China for VSF
- Amongst the lowest cost producers globally

(1) Based on consolidated current capacity ; (2) Source: CMA and Industry Data (Apr-Aug, 2009)

VSF Has Generated Strong Cash Flows To Bolster Cement Investment


Cement (Standalone)
VSF
EBITDA (-) Capex(1) (Rs. Cr.)
EBITDA (Rs. cr.)
EBITDA (-) Capex(2) (Rs. Cr.)
EBITDA (Rs. cr.)
FY02
FY03
FY04
FY05
FY06
FY07
FY08
FY09
(518)
(79)
310
(761)
539
255
(423)
255
469
369
447
551
800
1,623
1,876
1,912
317
568
571
589
408
378
772
340
361
632
661
727
623
797
1,241
674
Cumulative Capex (FY02 – FY09) – Rs.8,461 cr
Cumulative Capex (FY02 – FY09) – Rs.1,774 cr

(1) On a standalone basis. Capex for the cement business includes net cash outflow on acquisition of UltraTech and sale of Shree Digvijay Cement.
(2) VSF EBITDA includes Chemicals and Textile business EBITDA. Capex for VSF business includes investment in Joint ventures

Grasim's Profitability Has Multiplied Supported By Cement Growth



Grey Cement Capacity
Standalone
11.4
12.9
13.1
13.1
13.1
13.1
16.8
19.7
16.8
22.6
Consolidated
12.5
14.0
14.2
29.7
31.2
31.2
35.0
41.6
35.0
45.7
Consolidated EBITDA (Rs. cr)
5,500
4,500
3,500
2,500
1,500
500
-500
948
102
484
361
1,149
158
361
630
1,540
422
458
660
2,272
570
974
729
2,337
257
1,459
621
4,290
276
3,175
839
5,422
421
1,254
4,783
363
3,725
694
1,356
154
957
245
1,681
1,494
210
FY02
FY03
FY04
FY05
FY06
FY07
FY08
FY09
Q1 FY09
Q1 FY10
VSF(1)
Cement
Others

(1) *VSF EBITDA includes Chemicals and Textile business EBITDA*

...To Deliver Exceptional Returns



Grasim's Consolidated Performance over last 10 years
Growth(1) in Grey Cement Capacity: 5.3x
Growth(2) in Revenues: 4.1x
Growth(2) in EBITDA: 6.4x
Grasim Stock Price Growth(3) – 16.9x
Sensex Growth – 4.6x
Growth in Leading Cement Stocks – 5.9x

(1) *FY00 – FY10E; (2) FY00 – FY09; (3) From 01-Apr-99 to 1-Oct-09 excluding dividends*

Both Businesses Are Now Poised For Accelerated Growth



- Strengthen low cost manufacturing position by further integration
- Enhance profitability by moving up the value chain
- Greenfield project at Vilayat (Guj.) at a cost of Rs. 1,000 cr being pursued
- Current expansion projects of ~15 mtpa nearing completion
- Indian cement industry: World's second largest and one of fastest growing
- Require new capacity of ~25 mtpa over the next 5 years (~$3 bn) to maintain our share
- Aim: Grow faster than the market
Cement

The next phase of cement growth will, therefore, require restructuring to provide greater financial flexibility and align interests of all stakeholders

Proposed Restructuring

Restructuring Objectives



Continue Strong Parentage & Grasim Sponsorship Of The Cement Business
Create Platform That Enhances Financial Flexibility To Pursue Next Stage Of Growth
Provide Shareholders With Direct Exposure To Pure-play Cement Business
Lay The Foundation For Cement Consolidation To Align The Interest Of All Stakeholders
Thereby
Maximize Shareholder Value

Proposed Restructuring



Present
Grasim Shareholders
Grasim
Cement
VSF / Others
Demerger of the Grasim cement division into Samruddhi Cement Ltd.
100%
55%
Samruddhi
UltraTech
Cement
Post Restructuring
Grasim Shareholders
35%
Grasim
VSF / Others
65%
55%
Samruddhi
Cement
UltraTech
Cement

Cement Assets Moving To Samruddhi

▪ Grey cement	Capacity - 25.7 mtpa (including grinding mills of 3.1 mtpa to be operational in Q3-FY10)
▪ White cement	Capacity - 0.6 mtpa.
▪ Ready-mix concrete	36 plants - 6.8 million cubic metres
▪ Thermal Power Plants	268 MW
▪ Investments	Harish Cement Limited (100%) Bhaskarpara Coal Company Limited (47%)
▪ Limestone mining leases	Including under development mines
▪ Exclusion	Investment in UltraTech

Restructuring Details

- The cement division of Grasim is proposed to be de-merged into Samruddhi
- Appointed Date for the demerger would be 1st Oct 2009
- Grasim shareholders to receive 1 equity share of Rs. 5 each of Samruddhi for each equity share held in Grasim in addition to their holding in Grasim

– *Grasim shareholder (new shares on demerger)*	*9.17 cr*	*35%*
– *Grasim (existing holding)*	*17.00 cr*	*65%*
– *Total*	*26.17 cr*	*100%*

- Even after restructuring, economic ownership of Grasim's cement division would remain unchanged with Grasim's shareholders
- A report on the share entitlement ratio has been obtained from Ernst & Young Pvt. Ltd. and DSP Merrill Lynch Ltd. has provided a fairness opinion
- The demerger would be compliant with section 2(19AA) of the Income Tax Act
- Upon effectiveness of the demerger, Samruddhi is proposed to be listed
- Timeline: Expect to complete by Q4-FY10

Desired Next Step - Consolidation of Grasim Cement In A Single Entity


Present
Post Demerger
Desired Next Step
Grasim Shareholders
UltraTech Public Shareholders
45%
Grasim
Cement
VSF / Others
100%
55%
Samruddhi
UltraTech
Cement
Currently proposed
35%
Grasim Shareholders
UltraTech Public Shareholders
45%
Grasim
VSF / Others
65%
55%
Samruddhi
Grasim Cement
UltraTech
Cement
Grasim Shareholders
UltraTech Public Shareholders
Grasim
VSF / Others
A%
(55%< A< 65%)
B%
(1-A-B)%
UltraTech + Samruddhi
Cement
Natural next step

A Win-Win Proposition

✓ **Preserves the essential strengths and benefits of the current structure**

- *Continuation of Grasim's parentage*
- *Economic interest of shareholders remains the same*
- *Grasim will continue to consolidate the cement business results in its accounts*

✓ **Enhances financial flexibility in both of the key businesses of Grasim - VSF and Cement - to undertake significant growth plans**

✓ **Creates a pure-play cement entity**

- *Grasim shareholders given additional shares to participate directly*

✓ **If the consolidation of cement businesses materializes, it will align interests of all stakeholders**

Key Financials - Standalone Profit & Loss Account

	FY08			FY09			Q1 - FY10		
(In Rs. Cr.)	Cement	VSF & Others	Total	Cement	VSF & Others	Total	Cement	VSF & Others	Total
Net Revenues	5,956	4,369	10,325	6,995	3,945	10,940	2,146	933	3,079
EBITDA	1,876	1,548	3,424	1,911	935	2,846	740	207	947
Margins	32%	35%	33%	27%	24%	26%	34%	22%	31%
Depreciation	199	154	353	282	175	457	96	41	137
EBIT	1,677	1,394	3,071	1,629	760	2,389	644	166	810
Capital Employed	5,459	6,490	11,949	6,715	7,022	13,737	6,751	7,752	14,503

However, consolidated accounts –
(1) Cement business will continue to be fully consolidated in Grasim
(2) Will largely remain unchanged except for increase in minority interest

Key Financials – Standalone Balance Sheet

(In Rs. Cr.)	As at 30-Jun-09			As at 30-Sep-09 (Provisional)
	Grasim (Pre-demerger)	VSF & Others	Cement Division	Cement Division
Net Fixed Assets	8,206	1,662	6,544	6,593
Investments				
- UltraTech	2,551	2,551	-	-
- Other Strategic Investments	964	964	0.1	0.7
- Liquid Investments	2,561	2,561	-	-
Net Working Capital	221	85	136	298
Capital Employed	**14,503**	**7,823**	**6,680**	**6,892**
Less: Debt	3,212	944	2,268	2,125
Less: Deferred Tax	946	227	719	785
Shareholders Funds	**10,345**	**6,652**	**3,693**	**3,982**

Key Advisors

Advisors
DSP Merrill Lynch Limited
Enam Securities Private Limited

Fairness Opinion to Grasim
DSP Merrill Lynch Limited

Amarchand & Mangaldas & Suresh A. Shroff & Co

Report On Share Entitlement Ratio
Ernst & Young Private Limited

Tax Advisors
Soli Dastur & Co.
Bansi S. Mehta & Co.


GRASIM
ADITYA BIRLA GROUP

September 30, 2009

BY AIR MAIL

Securities & Exchange Commission
Division of Corporate Finance
450, Fifth Street
Washington DC 20459, USA

Dear Sir,

Sub: Allotment of 1,294 Shares under Employee Stock Option Scheme, 2006

This is to inform you that the Shareholders Grievance/ Allotment & Transfer Committee of the Board of Directors of the Company has allotted 1,294 (One Thousand Two Hundred and Ninety-four only) Equity Shares on 25th September, 2009 under the Company's Employee Stock Option Scheme, 2006. The said 1,294 Shares shall rank pari passu with the existing equity shares of the Company in all respect.

Thanking you,

Yours faithfully,

Ashok Malu
Company Secretary

GRASIM INDUSTRIES LIMITED
(Corporate Finance Division)
Aditya Birla Centre, 'A' Wing, 2nd Floor, S.K. Ahire Marg, Worli, Mumbai 400 030.
Tel. 91-22-6652 5000 / 2499 5000 • Fax 91-22-6652 5114 / 2499 5114 • Email : grasimcfd@adityabirla.com
Registered Office : P.O. Birlagram, Nagda - 456 331 (M.P.)


GRASIM
ADITYA BIRLA GROUP

September 30, 2009

BY AIR MAIL

Securities & Exchange Commission
Division of Corporate Finance
450, Fifth Street
Washington DC 20459, USA

Dear Sir,

Sub: Allotment of 45 Shares out of Share Capital Suspense

1. Please note that pursuant to the Scheme of Arrangement for Demerger of Cement Business of Aditya Birla Nuvo Ltd. (formerly Indian Rayon And Industries Ltd.) (ABNL) with the Company, 3 (three) Shares of the Company were allotted against every 10 (ten) Shares of ABNL held by the Shareholders of ABNL as on July 30, 1999, being the Record Date fixed by ABNL for the said purpose.

2. Out of the Shares allotted pursuant to the aforesaid Scheme of Arrangement, 14,951 shares were kept in abeyance in Share Capital Suspense Account as the title of the eligible Shareholders of ABNL was not clear. ABNL has now advised the Company that out of the said 14,951 shares, 45 Shares of the Company are required to be allotted to 1 (one) shareholder of ABNL as their title has now been cleared by the Hon'ble Special Court.

3. Accordingly, please note that out of the aforesaid 14,951 Shares kept in abeyance in Share Capital Suspense Account, 45 fully paid up equity shares of Rs.10/- each have been allotted by the Company on 25th September, 2009. The said Shares shall rank pari passu with the existing equity shares of the Company.

4. The Listing Application for getting the said 45 Equity Shares enlisted is being submitted shortly.

This is for your information.

Thanking you,
Yours faithfully,

[signature]

Ashok Malu
Company Secretary

GRASIM INDUSTRIES LIMITED
(Corporate Finance Division)
Aditya Birla Centre, 'A' Wing, 2nd Floor, S. K. Ahire Marg, Worli, Mumbai - 400 030.
Tel. : 91-22-6652 5000 / 2499 5000 • Fax : 91-22-6652 5114 / 2499 5114 • Email : grasimcfd@adityabirla.com
Registered Office : P. O. Birlagram, Nagda - 456 331 (M.P.)